

December 15, 2021

Dean Shigenaga
President and Chief Financial Officer
Alexandria Real Estate Equities, Inc.
26 North Euclid Avenue
Pasadena, CA 91101

> **Re: Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Form 10-Q for the quarterly period ended September 30, 2021**
> **File No. 001-12993**

Dear Mr. Shigenaga:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP measures and definitions, page 101

1. We note your presentation of Revenue, as adjusted for use in the calculation of Adjusted EBITDA Margin, and that such non-GAAP measure includes an adjustment for the expense line item impairment of non-relate estate investments, as well as adjustments for amounts for select realized gains on non-real estate investments not classified as Revenue within your Statements of Operations. Please address the following:
    *   Tell us how you determined Revenue to be considered the most directly comparable GAAP measure, given you adjust for an expense-related line item, as well as for certain realized gains that are a component of investment income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K;
    *   Tell us how you selected the "significant" realized gains to be excluded from your calculation of the non-GAAP measure Revenues, as adjusted;
    *   Tell us how you determined that you have not presented an individually tailored

measure given the adjustments referenced above; refer to Question 100.04 of the
Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the
financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction